Filed Pursuant to Rule 433

Registration No: 333-134553

3 Year Lehman Brothers Notes Linked to the
Dow Jones — AIG Commodity IndexSM Excess Return

Final Terms and Conditions Dated November 20, 2007

3 Year Lehman Brothers Notes
Linked to the Dow Jones — AIG Commodity IndexSM Excess Return

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

•                  Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•                  Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (A1/A+/AA–)
Issue Type:	US MTN
Principal Amount:	$2,415,000
Security Code(s):	CUSIP: 52517P6K2
ISIN: US52517P6K25
Trade Date:	November 20, 2007
Issue Date:	November 28, 2007
Issue Price:	100%
Valuation Date:

November 19, 2010, or if such day is not a scheduled Index Business Day, the immediately preceding scheduled Index Business Day; provided that if a Market Disruption Event is in effect for one or more Index Contracts on the scheduled Valuation Date, the Valuation Date may be postponed as described below under “Market Disruption Events”.

Maturity Date:

November 29, 2010, or if such date is not a Business Day, the next succeeding Business Day; provided that, if as a result of a Market Disruption Event the Valuation Date for one or more Index Contracts (as hereinafter defined) is postponed (as described below under “Market Disruption Events”) so that it falls less than three Business Days prior to the scheduled Maturity Date, the Maturity Date will be the third Business Day following the latest occurring postponed Valuation Date for the affected Index Contract.

Index:

The Dow Jones-AIG Commodity IndexSM Excess Return published by Dow Jones & Company, Inc. (“Dow Jones”) and calculated by the Index Sponsors, subject to adjustment in accordance with Index Adjustment below.

Index Sponsors:	Dow Jones, AIG International, Inc. (“AIGI”) and AIG Financial Products Corp. (“AIG-FP”).

Initial Index Value:	182.345, which is equal to the closing value of the Index on the Trade Date, as determined and published by the Index Sponsors, rounded to three decimal places.
Final Index Value:

The closing value of the Index on the Valuation Date, as determined and published by the Index Sponsors (subject to the occurrence of a Market Disruption Event or an Index Unavailability Event), rounded to three decimal places.

Redemption Amount:	For each $10,000 denominated note, a single U.S. dollar payment on the Maturity Date equal to $10,000 multiplied by the Adjusted Performance.

The notes are only 20% principal protected, even if held to maturity, and you may lose a substantial portion of your investment.  If the Final Index Value is less than the Buffer Level (that is, the Final Index Value has depreciated by more than 20% relative to the Initial Index Value), you will lose principal in proportion to the percentage by which the depreciation in the Final Index Value relative to the Initial Index Value exceeds 20%.  Accordingly, in such circumstances the Redemption Amount at maturity per $10,000 denominated note may be substantially less than $10,000, and may be as little as $2,000.

Adjusted Performance:	If the Final Index Value is greater than the Initial Index Value:
Adjusted Performance = 100% + Participation Rate * (Index Return – 1)
If the Final Index Value is less than or equal to the Initial Index Value and greater than or equal to the Buffer Level:
Adjusted Performance = 100%
If the Final Index Value is less than the Buffer Level:
Adjusted Performance = 20% + Index Return
Index Return:	Final Index Value
Initial Index Value
Participation Rate:	145.0%
Buffer Level:	145.876 (equal to Initial Index Value * 80%)
Market Disruption Event:

If a Market Disruption Event relating to one or more Index Contracts is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Final Index Value in good faith in accordance with the formula for and method of calculating the Index last in effect prior to commencement of the Market Disruption Event, using:

•

for each Index Contract that did not suffer a Market Disruption Event on the scheduled Valuation Date, the settlement price on the applicable Relevant Exchange of such Index Contract on the scheduled Valuation Date, and

•

for each Index Contract that did suffer a Market Disruption Event on the scheduled Valuation Date, the settlement price of such Index Contract on the applicable Relevant Exchange on the immediately succeeding trading day on which no Market Disruption Event occurs or is continuing  with respect to such Index Contract;

provided however that if a Market Disruption Event has occurred or is continuing with respect to such Index Contract on each of the eight scheduled trading days following the scheduled Valuation Date, then (a) the eighth scheduled trading day shall be deemed the Valuation Date for such Index Contract and (b) the Calculation Agent will determine the price for such Index Contract on such eighth scheduled trading day in its sole and absolute discretion taking into account the latest available quotation for the price for such Index Contract and any other information that in good faith it deems relevant.
A “Market Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:
	(A)	the termination or suspension of, or material limitation or disruption in the trading on a Relevant Exchange of any Index Contract;
	(B)	the settlement price on a Relevant Exchange of any Index Contract has increased or decreased by an amount equal to the maximum permitted price change from the previous day’s settlement price; or
	(C)	the settlement price of any Index Contract is not published by the Relevant Exchange.
Notwithstanding the foregoing, the following events will not constitute Market Disruption Events:
	(1)	a limitation on the hours in a trading day and/or number of days of trading, if it results from an announced change in the regular business hours of the Relevant Exchange; or
	(2)	a decision to permanently discontinue trading in an Index Contract or options or futures contracts relating to the Index or any Index Contract.

For purposes of the above, (a) “Index Contracts” means the commodities contracts then underlying the Index or any Successor Index; (b) “Relevant Exchange” means any organized exchange or market of trading for any futures contract (or any combination thereof) then included in the Index or any Successor Index; and (c) “trading day” means a day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange applicable to the affected Index Contract.

Index Unavailability Event:

If an Index Unavailability Event is in effect on the scheduled Valuation Date (and no Market Disruption Event is then in effect), the Calculation Agent will determine the Final Index Value on the Valuation Date in good faith in accordance with the formula for and method of calculating the Index last in effect prior to commencement of the Index Unavailability Event using the closing price on the Relevant Exchanges of each futures contract most recently constituting the Index.

An “Index Unavailability Event” means that the Index is not calculated and published by the Index Sponsors or any Successor Index is not calculated and published by the sponsors thereof.
Index Adjustment:

If Dow Jones discontinues publication of the Index and Dow Jones or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Index (such index, a “Successor Index”), then the Final Index Value will be determined by reference to the level of such Successor Index at the close of trading on the Relevant Exchange or market of the Successor Index last to close on the Valuation Date; provided, however, that the Calculation Agent, in its sole discretion, may make such adjustments as it deems necessary to the level of the Successor Index so that the level of the Successor Index reflects the same level as that of the Index before it was discontinued.  Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be promptly furnished to the trustee, to the Issuer and to the holders of the notes.

If Dow Jones discontinues publication of the Index prior to, and such discontinuation is continuing on, the Valuation Date, and the Calculation Agent determines, in its sole discretion, that no Successor Index is available at such time, then the Calculation

Agent will determine the Final Index Value on the Valuation Date.  The Final Index Value will be computed by the Calculation Agent in accordance with the formula for and method of calculating the Index last in effect prior to such discontinuation, using the settlement prices on the Relevant Exchanges (or, if trading in an Index Contract has been materially suspended or materially limited, its good faith estimate of the settlement price that would have prevailed but for such suspension or limitation) at the close of trading on the Valuation Date.

If at any time the method of calculating the Index or a Successor Index, or the level thereof, is, in the good faith judgment of the Calculation Agent, changed or modified in a material respect, the Calculation Agent may (but is not obligated to) make such adjustments to the Index or Successor Index or their respective methods of calculation as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of a commodity index comparable to the Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the Final Index Value with reference to the Index or such Successor Index as adjusted.  Accordingly, if the method of calculating the Index or a Successor Index is modified or rebased so that the level of the Index or Successor Index is a fraction or multiple of what it would have been if it had not been modified or rebased, then the Calculation Agent will adjust the level of the Index or Successor Index in order to arrive at a level of the Index or Successor Index as if it has not been modified or rebased.

Index Business Days:	A day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange for each Index Contract then comprising the Index or any Successor Index
Business Days:	New York
Calculation Agent:	Lehman Brothers Commodity Services Inc., the determinations and calculations of which will be binding in absence of manifest error
Underwriter:	Lehman Brothers Inc.
Denominations:	$10,000 and integral multiples of $1,000
Listing:	None
Fees:		Price to Public (1)	Fees (2)	Proceeds to the Issuer
	Per note	$10,000	$67.50	$9,932.50
	Total	$2,415,000	$16,301.25	$2,398,698.75
(1)

The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates’ expected cost of providing such hedge as well as the profit such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive commissions equal to $67.50 per $10,000 principal amount, or 0.675%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

RISK FACTORS

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” in the Series I MTN prospectus supplement.

An investment in the notes is subject to risks associated with the performance of the Index.

The notes do not bear interest, and the return on the notes at maturity is entirely dependent on the performance of the Index.  Because the notes are only 20% principal protected if held to maturity, if the Final Index Value is equal to or less than the Initial Index Value but greater than or equal to the Buffer Level, which is equal to 80% of the Initial Basket Value (that is, the Final Index Value has depreciated by no more than 20% relative to the Initial Index Value), you will receive at maturity only the amount of your principal invested.  If the Final Index Value is less than the Buffer Level (that is, the Final Basket Level has depreciated by more than 20% relative to the Initial Index Value), you will be exposed to a loss of up to 80% of the principal you invest in the notes, or a potential loss of $8,000 on each $10,000 principal amount note.

Commodity prices may change unpredictably, affecting the Index level and the value of your notes in unforeseeable ways.

Trading in the Index Contracts and the physical commodities upon which the Index Contracts are based (the “Index Commodities”) is speculative and can be extremely volatile. Market prices of the Index Contracts and the Index Commodities may fluctuate rapidly based on numerous factors, including:

•                    changes in supply and demand relationships;

•                    weather;

•                    agriculture;

•                    trade;

•                    fiscal, monetary and exchange control programs;

•                    domestic and foreign political and economic events and policies;

•                    disease;

•                    technological developments;

•                    changes in interest rates and global growth rates in the economy; and

•                    trading activities in commodities, including the Index Commodities, and related contracts, including the Index Contracts.

These factors may affect the level of the Index and the value of your notes in varying ways, and different factors may cause the value of different Index Commodities and Index Contracts, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

Many economic and market factors will impact the value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•                    the volatility or expected volatility of the Index, the Index Commodities or the Index Contracts;

•                    the time to maturity of the notes (and any associated “time premium”);

•                    the market price of the Index Commodities or the Index Contracts;

•                    interest rates in the market generally;

•                    a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events; and

•                    the credit ratings of Lehman Brothers Holdings Inc..

Risks associated with the composition of the Index may adversely affect the value of your notes.

Because the notes are linked to the Index, which reflects the return on 19 exchange-traded Index Contracts covering physical Index Commodities, it will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. Additionally, the annual composition of the Index will be calculated in reliance upon historical price, liquidity and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. Any discrepancies that require revision are not applied retroactively but will be reflected in the weighting calculations of the Index for the following year. However, Dow Jones and AIG-FP may not discover every discrepancy. Furthermore, the annual weightings for the Index are determined each year in June and announced in July or August by AIG-FP under the supervision of the Dow Jones-AIG Commodity IndexSM Oversight Committee (the “Oversight Committee”), which has a significant degree of discretion in exercising its supervisory duties with respect to the Index and has no obligation to take the needs of any parties to transactions involving the Index into consideration when re-weighting or making any other changes to the Index. Finally, subject to the minimum/maximum diversification limits described in “The Dow Jones-AIG Commodity IndexSM — Annual Reweightings and Rebalancings of The Dow Jones-AIG Commodity IndexSM”, the Index Commodities underlying the Index Contracts included in the Index from time to time are concentrated in a limited number of sectors, particularly energy and agriculture. Based on daily weightings as of November 16, 2007, 37.85% of the Index consisted of Index Contracts from the energy sector, 23.56% from the metals sector, 31.03% from the agricultural sector and 7.29% from the livestock sector. An investment in the notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

Higher future prices of the commodity futures contracts composing the Index relative to their current prices may decrease the level of the Index, and therefore the amount payable on the notes.

The Index is composed of the Index Contracts, which are futures contracts on the physical Index Commodities, and reflects the return associated with the change in prices of the underlying Index Contracts together with the “roll yield” associated with these Index Contracts (the price changes and roll yield taken together constitute the “excess return” reflected by the Index). Unlike equities, which typically entitle the holder to a continuing stake in a corporation, and unlike owning the commodity directly, a commodity futures contract normally specifies a certain date for delivery of the underlying physical commodity. A fundamental characteristic of the Index, like other commodity indices, is that as a result of being comprised of futures contracts, the Index must be managed to ensure it does not take delivery of the commodities in question. This is achieved through a process referred to as “rolling,” under which a given contract during a month in which it approached its settlement date is rolled forward to a new contract date (i.e., the Index Contract is effectively “sold” to “buy” a longer-dated Index Contract).

Roll yield is generated during the roll process from the difference in price between the near-term and longer-dated futures contracts. When longer-dated contracts are priced lower than the nearer contract and spot prices, the market is in backwardation, and positive roll yield is generated when higher-priced near-term futures contracts are “sold” to “buy” lower priced longer-dated contracts. When the opposite is true and longer-dated contracts are priced higher, the market is in contango, and negative roll yields result from the “sale” of lower priced near-term futures contracts to “buy” higher priced longer-dated contracts. While many of the Index Commodities have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain Index Commodities, such as gold, have historically traded in “contango” markets. Gold, which makes up 6.85% of the Index based on its daily weighting as of November 16, 2007, for example, is currently in contango.  Accordingly, because the level of the Index reflects the returns in the underlying Index Commodities, negative “roll yields” resulting from contango markets could adversely affect the level of the Index.

The return on your notes may not reflect all developments in the Index Commodities.

Because the Final Index Value will be based on the Index closing level on the Valuation Date, which is a single Index Business Day near the end of the term of the notes, the level of the Index or at other times during the term of the notes or at the Maturity Date could be higher than the Final Index Value. This difference could be particularly large if there is a significant decrease in the level of the Index during the latter portion of the term of the notes or if there is significant volatility in the Index closing level during the term of the notes, especially on dates near the Valuation Date.

The notes are not directly linked to the Index Contracts or any other exchange-traded futures contracts.

The notes are not linked directly to the Index Contracts or any other exchange-traded futures contracts.  The notes are linked to the Index, which, as described above, reflects the returns that are potentially available through an unleveraged investment in the Index Contracts.  Accordingly, the return on your notes will reflect the returns associated with the Index Contracts, including any positive or negative “roll yield”, and therefore will not reflect the return you would realize if the notes were linked directly to the Index Contracts or if you actually owned the Index Contracts or other exchange-traded futures contracts for a similar period.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

Changes that affect the calculation of the Index may affect the value of or amounts payable on the notes.

The policies of Dow Jones and AIG-FP concerning the methodology and calculation of the Index, additions, deletions or substitutions of the Index Commodities or exchange-traded futures contracts on the Index Commodities could affect the Index and, therefore, could affect the amount payable on the notes at maturity and the value of the notes prior to maturity. The amount payable on the notes and their value could also be affected if Dow Jones and AIG-FP, in their sole discretion, change these policies, for example, by changing the methodology for compiling and calculating the Index, or if Dow Jones and AIG-FP discontinue or suspend calculation or publication of the Index, in which case it may become difficult to determine the value of the notes.

If Dow Jones and AIG-FP discontinue or suspend calculation or publication of the Index and Lehman Brothers Commodity Services Inc., an affiliate of Lehman Brothers Holdings Inc., as Calculation Agent, determines that there is no successor index on the date when the Final Index Value is required to be determined, then Lehman Brothers Commodities Services Inc. in its capacity as Calculation Agent would have the discretion to make determinations with respect to the level of the Index, which may adversely affect the value of the notes, the Final Index Value and the Redemption Amount at Maturity payable on the notes.  See “Index Adjustment” above.

The notes are indexed to the Dow Jones-AIG Commodity IndexSM, not the Dow Jones-AIG Commodity Index Total ReturnSM.

The notes are linked to the Dow Jones-AIG Commodity IndexSM, which, as discussed below, reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities constituting the Index. In contrast, the Dow Jones-AIG Commodity Index Total ReturnSM is a total return index which, in addition to reflecting such returns, also reflects interest that could be earned on cash collateral invested in 3-month U.S. Treasury bills. Because the notes are linked to the Dow Jones-AIG Commodity IndexSM, the return on the notes will not include the total return feature of the Dow Jones-AIG Commodity Index Total ReturnSM.

Suspension or disruptions of market trading in the commodity and related futures markets may require an adjustment to the calculation of the Index or a postponement in the Valuation Date for the notes, and may adversely affect the value of the notes.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your notes.

Certain of the events set forth above also constitute Market Disruption Events under the terms of the notes.  To the extent any Market Disruption Event occurs with respect to one or more Index Contracts and remains in effect on the scheduled Valuation Date for the notes, the Valuation Date for the affected Index Contracts will be postponed until the Market Disruption Event ceases to be in effect or, if the Market Disruption Event remains in effect for eight scheduled trading days after the Valuation Date, the Final Index Value will be determined by the Calculation Agent as described above under “Market Disruption Event”.  In the event the Valuation Date is postponed, the Final Index Value may be lower than anticipated and possibly less than the Initial Index Value, which may adversely affect the Redemption Amount at Maturity or the value of your notes.  In addition, if the Valuation Date is postponed due to a Market Disruption Event as described above so that it falls less than three Business Days prior to the scheduled Maturity Date, the Maturity Date will be postponed to the third Business Day following the postponed Valuation Date.

Trading and other transactions by AIG-FP, Dow Jones or affiliates of Lehman Brothers Holdings Inc. in the futures contracts composing the Index and the Index Commodities may affect the level of the Index.

AIG-FP and its affiliates, and Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc., actively trade futures contracts and options on futures contracts on the Index Commodities. AIG-FP and its affiliates, and Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc., also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments that are linked to the performance of the Index, the futures contracts underlying the Index or the Index Commodities. Certain of AIG-FP’s affiliates, and certain affiliates of Lehman Brothers Holdings Inc., may underwrite or issue other securities or financial instruments indexed to the Index and related indices.  Dow Jones and AIG-FP and certain of their affiliates may license the Index for publication or for use by unaffiliated third parties.  The markets in certain of the Index Commodities may not be traded in significant volumes and may be significantly affected by trading activities, including speculators.

Trading and underwriting activities by AIG-FP, Lehman Brothers Holdings Inc. and their respective affiliates could adversely affect the value of the Index Contracts, the commodities underlying the Index Contracts and the level of the Index, and therefore could in turn affect the return on and the value of the notes.  For instance, a market maker in a financial instrument linked to the performance of the Index may expect to hedge some or all of its position in that financial instrument. Purchase (or selling) activity in the Index Contracts or the commodities underlying the Index Contracts in order to hedge the market maker’s position in the financial instrument may affect the market price of the Index Contracts, which in turn may affect the value of the Index. With respect to any of the activities described above, none of AIG-FP, Dow Jones, Lehman Brothers Holdings Inc. or their respective affiliates has any obligation to take the needs of any buyers, sellers or holders of the notes into consideration at any time.

AIG-FP may be required to replace an existing futures contract if that contract is terminated or replaced.

Each Index Contract is a “Designated Contract” that has been selected as the reference contract for each commodity represented in the Index, as described under the heading “The Dow Jones-AIG Commodity IndexSM— Designated Contracts for Each Commodity “ below.  Data concerning these Designated Contracts will be used to calculate the Index.  If an Index Contract were to be terminated or replaced by an exchange, a comparable futures contract, if available, would be selected by the Oversight Committee as a Designated Contract to replace that Index Contract.  The termination or replacement of any Index Contract may have an adverse impact on the level of the Index.

Lack of regulation by the CFTC.

The notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc. The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the notes will not be used to purchase or sell the Index Commodities or other futures contracts on such commodities for the benefit of holders of the notes. The notes are not themselves commodities futures contracts, and an investment in the notes does not constitute either an investment in the Index Contracts, the Index Commodities or other futures contracts on such commodities, or in a collective investment vehicle that trades in the Index Contracts, Index Commodities or other futures contracts on such commodities.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings

Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

Because the notes do not constitute investments by you in futures contracts traded on regulated futures exchanges, your you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to the Index and the commodities that comprise the Index

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the level of the Index or individual Index Commodities.  These views are sometimes communicated to clients who participate in markets in the Index Commodities. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in markets for the Index Commodities may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates.  In connection with your purchase of the notes, you should investigate the Index and the Index Commodities and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to the Index or any Index Commodity.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Index.  Neither the offering of the notes nor any views which may from time to time be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to the Index or individual Index Commodities constitutes a recommendation as to the merits of an investment in your notes.

The Index may in the future include Index Contracts that are not traded on regulated futures exchanges

The Index is based on the Index Contracts, which are all futures contracts traded on regulated futures exchanges (referred to in the United States as “designated contract markets”). However, it is possible that the Index could in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the provisions of, and the protections afforded by, the U.S. Commodity Exchange Act of 1936, or other applicable statutes and related regulations, that govern trading on regulated futures  exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on such facilities, and the inclusion of such contracts in the Index, could present certain risks not associated with most exchange traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.

UNITED STATES FEDERAL INCOME TAX TREATMENT

Lehman Brothers Holdings Inc. intends to treat the notes as financial contracts as described under “Supplemental United States Federal Income Tax Consequences-Financial Contracts” in the MTN prospectus supplement.

However, alternative characterizations are possible which could affect the amount, character and timing of income.  For example, the IRS could assert that adjustments made to the Index result in a taxable exchange of the notes at the time of such adjustments, which could affect your holding period and the timing, amount and character of income recognized with respect to the notes.  The notes are subject to complex tax rules and investors should consult their own tax advisors regarding the tax treatment of the notes.

HYPOTHETICAL REDEMPTION AMOUNT AT MATURITY PAYMENT EXAMPLES

The Redemption Amount payable on the notes at maturity equals the principal amount of the notes multiplied by the Adjusted Performance, which depends on the appreciation or depreciation in the Final Index Value relative to the Initial Index Value, and in the case of depreciation, whether the Final Index Value has depreciated past the Buffer Level.  If the Final Index Value appreciates relative to the Initial Index Value, the Adjusted Performance will equal the sum of 100% plus the product of the Participation Rate multiplied by the difference of the Index Return minus 1.  If the Final Index Value is less than or equal to the Initial Index Value but greater than or equal to the Buffer Level, the Adjusted Performance will equal 100%, resulting in the return of principal invested, with no additional return.  Finally, if the Final Index Value is less than the Buffer Level, resulting in an Index Return that is less than 80% of the Initial Index Value, the Adjustment Performance will equal the sum of the Index Return plus 20%.  Accordingly, if the Final Index Value is less than the Buffer Level (that is, the Final Index Value has depreciated by more than 20%), the Redemption Amount at maturity will represent a loss of principal in proportion to the percentage by which the depreciation in the Final Index Value relative to the Initial Index Value exceeds 20%.

The table below illustrates the hypothetical Redemption Amount at Maturity per $10,000 principal amount of notes, based on hypothetical Final Index Values (which will be determined on the Valuation Date) and the consequent range for the Index Return from 160% to 40% (i.e., from 60% appreciation to 60% depreciation in the Final Index Value relative to the Initial Index Value).  The table below is also based on values of 145% for the Participation Rate, 182.345 for the Initial Index Value, and 80% for the Buffer Level (as each was determined on the Trade Date).  The following results are based solely on the hypothetical examples cited; the Final Index Values and resulting Index Returns have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the Index.

Final Index Value (on the Valuation Date)	Initial Index Value (on the Trade Date)	Index Return (Final Index Value / Initial Index Value)	Adjusted Performance	Redemption Amount at Maturity
291.752	182.345	160%	187.00%	$18,700
273.518	182.345	150%	172.50%	$17,250
255.283	182.345	140%	158.00%	$15,800
237.049	182.345	130%	143.50%	$14,350
218.814	182.345	120%	129.00%	$12,900
200.580	182.345	110%	114.50%	$11,450
182.345	182.345	100%	100.00%	$10,000
173.228	182.345	95%	100.00%	$10,000
164.111	182.345	90%	100.00%	$10,000
145.876	182.345	80%	100.00%	$10,000
127.642	182.345	70%	90.00%	$9,000
109.407	182.345	60%	80.00%	$8,000
91.173	182.345	50%	70.00%	$7,000
72.938	182.345	40%	60.00%	$6,000

The following examples illustrate how the Adjusted Performance and the Redemption Amounts set forth in the table above are calculated.

Example 1: The Final Index Value increases by 40% relative to the Initial Index Value, resulting in an Index Return of 140% and a Redemption Amount of $15,800 per $10,000 note.

Because the Final Index Value is greater than the Initial Index Value, the Adjusted Performance is equal to 158.00% and the Redemption Amount is equal to $15,800.  The Adjusted Performance and the Redemption Amount are calculated as follows:

Adjusted Performance = 100% + 145% * (140% – 1) = 158.00%

Redemption Amount = $10,000 * 158.00% = $15,800

Example 2: The Final Index Value decreases by 5% relative to the Initial Index Value, resulting in an Index Return of 95% and a Redemption Amount of $10,000 per $10,000 note.

Because the Final Index Value is less than the Initial Index Value but greater than the Buffer Level, the Redemption Amount at maturity is equal to the principal invested, with no additional return.

Example 3: The Final Index Value decreases by 40% relative to the Initial Index Value, resulting in an Index Return of 60% and a Redemption Amount of $8,000 per $10,000 note.

Because the Final Index Value is less than the Initial Index Value and is less than the Buffer Level, the Adjusted Performance is equal to 80.00% and the Redemption Amount is equal to $8,000.  The Adjusted Performance and the Redemption Amount are calculated as follows:

Adjusted Performance = 20% + 60%= 80.00%

Redemption Amount = $10,000 * 80.00% = $8,000

HISTORICAL PERFORMANCE OF THE DOW JONES-AIG COMMODITY INDEXSM

The following graph shows actual daily historical levels for the Index from November 15, 2002 to November 16, 2007.  The historical levels of the Index are not necessarily indicative of the future performance of the Index, the Final Index Value, or what the value of the notes may be.  Fluctuations in the level of the Index make it difficult to predict whether the Final Index Value will exceed the Initial Index Value, or what the Redemption Amount will be (and whether that Redemption Amount will result in a positive return on the notes or a loss of principal).  Fluctuations in the historical levels of the Index may be greater or lesser than fluctuations experienced by the holders of the notes.

THE DOW JONES-AIG COMMODITY INDEXSM

Lehman Brothers Holdings Inc. has derived all information contained herein regarding the Dow Jones-AIG Commodity IndexSM, including, without limitation, its make-up, method of calculation and changes in its components from (i) publicly available sources and (ii) a summary of the Dow Jones-AIG Commodity IndexSM Handbook (a document that is considered proprietary to Dow Jones & Company, Inc. (“Dow Jones”) and AIG Financial Products (“AIG-FP”) and is available to those persons who enter into a license agreement). Such information reflects the policies of, and is subject to change by, Dow Jones and AIG-FP. We have not independently verified this information. You, as an investor in the notes, should make your own investigation into the Index, AIG-FP and Dow Jones. Dow Jones and AIG-FP are not involved in the offer of the notes in any way and have no obligation to consider your interests as a holder of the notes. Dow Jones and AIG-FP have no obligation to continue to publish the Index, and may discontinue publication of the Index at any time in their sole discretion.

Overview

The Index is a proprietary index that Dow Jones and AIG-FP developed and that Dow Jones, in conjunction with AIG-FP, calculates.  The Index was introduced in July of 1998 to provide unique, diversified, economically rational and liquid benchmarks for commodities as an asset class. The Index currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities. A futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. For a general description of the commodity future markets, please see “The Commodity Futures Markets.” The commodities included in the Index for 2007 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybean oil, soybeans, sugar, unleaded gasoline, wheat and zinc. Futures contracts and options on futures contracts on the Index are currently listed for trading on the Chicago Board of Trade (“CBOT”).

The Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. An investor with a rolling futures position is able to avoid delivering underlying physical commodities while maintaining exposure to those commodities. The rollover for each Index Component occurs over a period of five DJ-AIG Business Days each month according to a pre-determined schedule.

The methodology for determining the composition and weighting of the Index and for calculating its value is subject to modification by Dow Jones and AIG-FP at any time. As of the date hereof, Dow Jones disseminates the Index level approximately every fifteen (15) seconds (assuming the Index level has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m. (New York time) and publishes the final Index level for each DJ-AIG Business Day (as defined below) at approximately 4:00 p.m. (New York time) on each such day on on Bloomberg page DJAIG. Index levels can also be obtained from the official websites of both Dow Jones and AIG-FP and are also published in The Wall Street Journal.

A “DJ-AIG Business Day” is a day on which the sum of the Commodity Index Percentages (as defined below in “Annual Reweightings and Rebalancings of the Dow Jones-AIG Commodity IndexSM”) for the Index Commodities that are open for trading is greater than 50%.  For example, based on the weighting of the Index Commodities for 2006, if the CBOT and the New York Mercantile Exchange (“NYMEX”) are closed for trading on the same day, a DJ-AIG Business Day will not exist.

AIG-FP and its affiliates actively trade futures contracts and options on futures contracts on the commodities that underlie the Index, as well as commodities, including commodities included in the Index. For information about how this trading may affect the value of the Index, see “Risk Factors — Trading and other transactions by AIG-FP, Dow Jones or affiliates of Lehman Brothers Holdings Inc. in the futures contracts composing the Index and the Index Commodities may affect the level of the Index”.

Four Main Principles Guiding the Creation of the Dow Jones-AIG Commodity IndexSM

The Index was created using the following four main principles:

•                    Economic Significance. A commodity index should fairly represent the importance of a diversified group of commodities to the world economy. To achieve a fair representation, the Index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Index also relies on production data as a useful measure of the importance of a commodity to the world economy. Production data alone, however, may underestimate the economic significance of storable commodities (e.g., gold) relative to non-storable commodities (e.g., live cattle). Production data alone also may underestimate the investment value that financial market participants place on certain commodities, and/or the amount of commercial activity that is centered around various commodities. Additionally, production statistics alone do not necessarily provide as accurate a blueprint of economic importance as the pronouncements of the markets themselves. The Index thus relies on data that is both endogenous to the futures market (liquidity) and exogenous to the futures market (production) in determining relative weightings.

•                    Diversification. A second major goal of the Index is to provide diversified exposure to commodities as an asset class. Disproportionate weightings of any particular commodity or sector increase volatility and negate the concept of a broad-based commodity index. Instead of diversified commodities exposure, the investor is unduly subjected to micro-economic shocks in one commodity or sector. As described further below, diversification rules have been established and are applied annually. Additionally, the Index is re-balanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

•                    Continuity. The third goal of the Index is to be responsive to the changing nature of commodity markets in a manner that does not completely reshape the character of the Index from year to year. The Index is intended to provide a stable benchmark so that end-users may be reasonably confident that historical performance data (including such diverse measures as correlation, spot yield, roll yield and volatility) is based on a structure that bears some resemblance to both the current and future composition of the Index.

•                    Liquidity. Another goal of the Index is to provide a highly liquid index. The explicit inclusion of liquidity as a weighting factor helps to ensure that the Index can accommodate substantial investment flows. The liquidity of an index affects transaction costs associated with current investments. It also may affect the reliability of historical price performance data.

These four principles represent goals of the Index and its creators, and there can be no assurance that these goals will be reached by either Dow Jones or AIG-FP.

The Dow Jones-AIG Commodity IndexSM Oversight Committee

Dow Jones and AIG-FP have established the Dow Jones-AIG Commodity IndexSM Oversight Committee to assist them in connection with the operation of the Index. The Dow Jones-AIG Commodity IndexSM Oversight Committee includes members of the financial, academic and legal communities selected by AIG-FP and meets annually to consider any changes to be made to the Index for the coming year. The Dow Jones-AIG Commodity IndexSM Oversight Committee may also meet at such other times as may be necessary.

As described in more detail below, the Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Index are determined each year in June or July by AIG-FP under the supervision of the Dow Jones-AIG Commodity IndexSM Oversight Committee. Following the Dow Jones-AIG Commodity IndexSM Oversight Committee’s annual meeting in June or July, the annual weightings for the next calendar year are publicly announced.  For example, the composition of the Index for 2007 was approved by the Dow Jones-AIG Index Oversight Committee in July of 2006 and published on July 28, 2006. The January 2007 reweighting and rebalancing is based on the following percentages:

The Dow Jones-AIG Commodity IndexSM 2007 Commodity Index Percentages
Commodity	Weighting
Crude Oil	12.723561%
Natural Gas	12.546191%
Soybeans	7.747790%
Aluminum	6.803820%
Gold	6.825901%
Live Cattle	6.141286%
Copper	6.187758%
Corn	5.627129%
Wheat	4.715495%
Lean Hogs	3.013524%
Unleaded Gasoline	3.940958%
Heating Oil	3.789289%
Cotton	3.146094%
Sugar	3.122271%
Coffee	3.021718%
Soybean Oil	2.845646%
Zinc	2.798069%
Nickel	2.715318%
Silver	2.288179%

Information concerning the Index, including weightings and composition, may be obtained at the Dow Jones web site (www.djindexes.com). Information contained in the Dow Jones web site is not incorporated by reference herein and should not be considered a part hereof.

Composition of the Index — Commodities Available for Inclusion in the Index

A number of commodities have been selected which are believed to be sufficiently significant to the world economy to merit consideration for inclusion in the Index and which are the subject of a qualifying related futures contract. With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the London Metal Exchange (“LME”), each of the potential commodities is the subject of a futures contract that trades on a U.S. exchange.

As of the date hereof, the 23 commodities available for inclusion in the Index were aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, lean hogs, live cattle, natural gas, nickel, platinum, silver, soybean oil, soybeans, sugar, tin, unleaded gasoline, wheat and zinc.

The 19 Index Commodities for 2007 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybean oil, soybeans, sugar, unleaded gasoline, wheat and zinc.

Designated Contracts for Each Commodity

A futures contract known as a Designated Contract is selected for each commodity available for inclusion in the Index.  With the exception of several LME contracts, where the Dow Jones-AIG Commodity IndexSM Oversight Committee believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for a commodity, the Dow Jones-AIG Commodity IndexSM Oversight Committee selects the futures contract that is traded in the United States and denominated in dollars. If more than one such contract exists, the Dow Jones-AIG Commodity IndexSM Oversight Committee selects the most actively traded contract. Data concerning each Designated Contract is used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced, a comparable futures contract, if available, would be selected to replace that Designated Contract. The Dow Jones-AIG Commodity IndexSM Oversight Committee may, however, terminate, replace or otherwise change a Designated Contract, or make other changes to the Dow Jones-AIG Commodity IndexSM, pursuant to special meetings. Please see “Risk Factors — AIG-FP may be required to replace an existing futures contract if that contract is terminated or replaced.”

The Designated Contracts for 2007 Index Commodities are as follows:

Commodity	Designated Contract	Exchange	Units	Quote
Aluminum	High Grade Primary Aluminum	LME	25 metric tons	US$/metric ton
Coffee	Coffee “C”	NYBOT*	37,500 lbs	US¢/pound
Copper**	Copper	COMEX***	25,000 lbs	US¢/pound
Corn	Corn	CBOT	5,000 bushels	US¢/bushel
Cotton	Cotton	NYCE†	50,000 lbs	US¢/pound
Crude Oil	Light, Sweet Crude Oil	NYMEX	1,000 barrels	US$/barrel
Gold	Gold	COMEX	100 troy oz.	US$/troy oz.
Heating Oil	Heating Oil	NYMEX	42,000 gallons	US¢/gallon
Live Cattle	Live Cattle	CMEˆ	40,000 lbs	US¢/pound
Lean Hogs	Lean Hogs	CME	40,000 lbs	US¢/pound
Natural Gas	Henry Hub Natural Gas	NYMEX	10,000 mmbtu	US$/mmbtu
Nickel	Primary Nickel	LME	6 metric tons	US$/metric ton
Silver	Silver	COMEX	5,000 troy oz.	US¢/troy oz.
Soybeans	Soybeans	CBOT	5,000 bushels	US¢/bushel
Sugar	World Sugar No. 11	NYBOT	112,000 lbs	US¢/pound
Unleaded Gasoline	Reformulated Blendstock for Oxygen Blending††	NYMEX	42,000 gal	US¢/gallon

Wheat	Wheat	CBOT	5,000 bushels	US¢/bushel
Zinc	Special High Grade Zinc	LME	25 metric tons	US$/metric ton
Soybean Oil	Soybean Oil	CBOT	60,000 lbs	US¢/pound

*                 The New York Board of Trade (“NYBOT”) located in New York City.

**          The Index uses the High Grade Copper Contract traded on the COMEX division of the New York Mercantile Exchange for copper contract prices and LME volume data in determining the weighting for the Index.

***   The New York Commodities Exchange (“COMEX”) located in New York City.

†                  The New York Cotton Exchange (“NYCE”) located in New York City.

^                  The Chicago Mercantile Exchange (“CME”) located in Chicago, Illinois.

††            Represents a replacement of the New York Harbor Unleaded Gasoline contract. This replacement occurred during the regularly scheduled roll of futures contracts comprising the Dow Jones-AIG Commodity IndexSM in April 2006.

In addition to the commodities set forth in the above table, cocoa, lead, platinum and tin also are considered annually for inclusion in the Index.  In subsequent years, the Index may include cocoa, lead, platinum and tin, or commodities may be removed that were included in previous years.

Commodity Groups

For purposes of applying the diversification rules discussed above and below, the commodities available for inclusion in the Index are assigned to “Commodity Groups”. The Commodity Groups, and the commodities currently included in each Commodity Group for 2007, are as follows:

Commodity Group	Commodities
Energy	Crude Oil Heating Oil Natural Gas Unleaded Gasoline
Precious Metals	Gold Silver
Industrial Metals	Aluminum Copper Nickel Zinc
Livestock	Lean Hogs Live Cattle
Grains	Corn Soybeans Wheat Soybean Oil
Softs	Coffee Cotton Sugar

Index Breakdown by Commodity Group

The Commodity Group Breakdown set forth below is as of November 16, 2007.

Energy	37.85%
Precious Metals	8.94%
Industrial Metals	14.62%
Livestock	7.29%
Grains	23.74%
Softs	7.56%

Annual Reweightings and Rebalancings of The Dow Jones-AIG Commodity IndexSM

The Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Index are determined each year in June by AIG-FP under the supervision of the Dow Jones-AIG Commodity IndexSM Oversight Committee, announced in July and implemented the following January.

The relative weightings of the Index Commodities are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares, respectively. Each June, for each commodity designated for potential inclusion in the Index, liquidity is measured by the Commodity Liquidity Percentage (“CLP”) and production by the Commodity Production Percentage (“CPP”). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historical dollar value of the Designated Contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historical dollar value of the Designated Contract, and dividing the result by the sum of such production figures for all the commodities which were designated for potential inclusion in the Index. The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (“CIP”) for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities which will be included in the Index (the “Index Commodities”) and their respective percentage weights.

To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Index as of January of each year:

•                  no related group of commodities designated as a “Commodity Group” (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Index;

•                  no single commodity may constitute more than 15% of the Index;

•                  no single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Index; and

•                  no single commodity included in the Index may constitute less than 2% of the Index.

Following the annual reweighting and rebalancing of the Index in January, the percentage of any Index Commodity or Commodity Group at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages established in January.

Following application of the diversification rules discussed above, CIPs are incorporated into the Index by calculating the new unit weights for each Index Commodity. Near the beginning of each new calendar year (the “CIM Determination Date”), the CIPs, along with the settlement prices on that date for Designated Contracts included in the Index, are used to determine a Commodity Index Multiplier (“CIM”) for each Index Commodity. This CIM is used to achieve the percentage weightings of the Index Commodities, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Name	2007 Multiplier
Natural Gas	52.34233140
Crude Oil	6.05967556
Unleaded Gasoline	71.01538467
Heating Oil	64.90032632
Live Cattle	179.91207860
Lean Hogs	136.52342692
Wheat	27.76253677
Corn	42.28947511

Soybeans	31.25206118
Aluminum	0.07102299
Copper	66.86611477
Zinc	0.02046528
Nickel	0.00234182
Gold	0.30599010
Silver	5.05733082
Sugar	764.28658957
Cotton	157.61082251
Coffee	68.73228194
Soybean Oil	272.85898675

Calculations

The Index is calculated by Dow Jones, in conjunction with AIG-FP, by applying the impact of the changes to the futures prices of commodities included in the Index (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the Index commodities are multiplied by the prices in U.S. dollars for the applicable Designated Contracts. These products are then summed. The percentage change in this sum is then applied to the prior Index level to calculate the new Index level. Dow Jones disseminates the Index level approximately every fifteen (15) seconds (assuming the Index level has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m. (New York time), and publishes the final Index level for each DJ-AIG Business Day at approximately 4:00 p.m. (New York time) on each such day on Bloomberg page DJAIG . Index levels can also be obtained from the official websites of both Dow Jones and AIG-FP and are also published in The Wall Street Journal.

Index Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Index will be adjusted in the event that AIG-FP determines that any of the following index calculation disruption events exists:

•                    the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Index on that day;

•                    the settlement price of any futures contract used in the calculation of the Index reflects the maximum permitted price change from the previous day’s settlement price;

•                    the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Index; or

•                    with respect to any futures contract used in the calculation of the Index that trades on the LME, a business day on which the LME is not open for trading.

License Agreement

“Dow Jones,” “AIG®” “Dow Jones-AIG Commodity IndexSM” and “DJ-AIGCI SM” are service marks of Dow Jones & Company, Inc. and American International Group, Inc. (“American International Group”), as the case my be, and have been licensed for use for certain purposes by Lehman Brothers.  The notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIG International Inc. (“AIGI”), American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such product(s).

Dow Jones, AIG-FP and Lehman Brothers Holdings Inc. have entered into a non-exclusive license agreement providing for the license to Lehman Brothers Holdings Inc., and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the Index, which is published by Dow Jones and AIG-FP, in connection with certain products, including the notes.  The notes are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates. None of Dow Jones, American International Group, AIG-FP or any of their affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the notes particularly. The only relationship of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates to Lehman Brothers Holdings Inc. in connection with the notes is the licensing of certain trademarks, trade names and service marks and of the Index, which is determined, composed and calculated by Dow Jones in conjunction with AIG-FP without regard to Lehman Brothers Holdings Inc. or the notes. Dow Jones and AIG-FP have no obligation to take the needs of Lehman Brothers Holdings Inc. or the owners of the notes into consideration in determining, composing or calculating the Index. None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates shall have any obligation or liability, including without limitation to notes customers, in connection with the administration, marketing or trading of the notes. Notwithstanding the foregoing, AIG-FP, American International Group and their respective subsidiaries or affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by Lehman Brothers Holdings Inc., but which may be similar to and competitive with the notes. In addition, American International Group, AIG-FP and their respective subsidiaries or affiliates actively trade commodities, commodity indices and commodity futures (including the Index and the Dow Jones-AIG Commodity Index Total ReturnSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indices and commodity futures. It is possible that this trading activity will affect the value of the Index and the notes.

The information included herein relates only to the notes and does not relate to the exchange-traded physical commodities underlying any of the Index components. Purchasers of the notes should not conclude that the inclusion of a futures contract in the Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates.  The information included herein regarding the Index components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates has made any due diligence inquiries with respect to the Index components in connection with the notes.  None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Index components, including, without limitation, a description of factors that affect the prices of such Index components, are accurate or complete.

NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, INC., AIG-FP, AIGI, OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS IN THE INDEX OR ITS CALCULATION. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, INC., AIG-FP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY THE PARTIES TO ANY TRANSACTION INVOLVING THE INDEX OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, INC., AIG-FP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, INC., AIG-FP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES, AIG-FP AND AIGI OTHER THAN AMERICAN INTERNATIONAL GROUP INC., AND ITS SUBSIDIARIES AND AFFILIATES.

THE COMMODITY FUTURES MARKETS

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. At present, all of the Index Contracts are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities typically provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as “short”) and acquired by the purchaser (whose position is described as “long”) or in which the cash settlement amount is to be made.

Futures contracts are traded on organized exchanges, known as “contract markets” in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description. From its inception to the present, the Index has been comprised exclusively of futures contracts traded on regulated exchanges.